Exhibit Relating to Item 77(c) of Form N-SAR for

BlackRock Investment Quality Term Trust Inc. (the "Trust")
for the six months ended June 30, 2001
Quarterly performance and other information regarding the Trust may be found on BlackRock's website, which can be accessed at
http://www.blackrock.com/funds/cefunds.html.  This reference to
BlackRock's website is intended to
allow investors public access to
quarterly information regarding the Trust and is not intended to incorporate BlackRock's website into
 this report.
	Annual Meeting of Trust Shareholders.  There have
been no material changes in the
Trust's Investment objectives or policies
that have not been approved by the shareholders or to its
charter or by-laws or in the principal risk
 factors associated with investment
in the Trust.  There have been no changes in the persons who are primarily responsible for the
day to day management of the Trust's Portfolio.
	The Annual Meeting of Trust Shareholders was held May 24, 2001 to vote on the following matter:

To elect three Directors as follows:
Director:               Class               Term            Expiring
Andrew F. Brimmer       III                 3 years            2004
Kent Dixon              III                 3 years            2004
Laurence D. Fink        III                 3 years           2004

Directors whose term of office continues beyond this meeting are
Richard E. Cavanagh,
Frank J. Fabozzi, James Clayburn La Force, Jr., Walter F. Mondale and Ralph L. Schlosstein.
Shareholders elected the three Directors.
The results of the voting were as follows:
                            Votes For      Votes Against
Abstentions
Andrew F. Brimmer	    34,000,480        ---
599,805
Kent Dixon                  34,063,968        ---
536,317
Laurence D. Fink            34,047,364        ---
552,921









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